Exhibit 99.1

PRESS RELEASE
March 23, 2023 at 7:00 am. ET
Gambling.com Group Fourth Quarter Revenue Rises 107% to $21.3 Million

2022 Full Year Revenue Increased 81% to $76.5 Million

Initiates 2023 Guidance for Revenue of $93-$97 Million and Adjusted EBITDA of $32-$36 Million

Charlotte, NC. March 23, 2023 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a leading provider of digital marketing services for the global online gambling industry, today announced financial results for the fourth quarter and the full year periods ended December 31, 2022.
Fourth Quarter and Full Year 2022 vs. Fourth Quarter and Full Year 2021 Financial Highlights
(in thousands, USD, except per share data, unaudited)

	Three Months Ended December 31,		Change	Year Ended December 31,		Change
	2022	2021	%	2022	2021	%
Revenue	21,349	10,291	107%	76,507	42,323	81%
Net income (loss) for the period attributable to shareholders (1)	(4,409)	867	(609)%	2,390	12,453	(81)%
Net income (loss) per share attributable to shareholders, diluted (1)	(0.12)	0.02	(687)%	0.06	0.37	(86)%
Adjusted net income (loss) for the period attributable to shareholders (1)	613	867	(29)%	14,195	12,453	14%
Adjusted net income (loss) per share attributable to shareholders, diluted (1)	0.02	0.02	—%	0.37	0.37	—%
Adjusted EBITDA	6,855	2,272	202%	24,069	18,356	31%
Adjusted EBITDA Margin	32%	22%		31%	43%
Cash flows generated by operating activities	6,188	1,177	426%	18,755	13,997	34%
Free Cash Flow	364	(1,811)	(120)%	9,467	8,423	12%
(1) For the three months and year ended December 31, 2022 Adjusted Net Income and Adjusted Net income per share is exclusive of, and Net Income and Net Income per share inclusive of Adjustments related to acquisitions of $5,0 million, or $0.12 per share and $11.8 million, or $0.31 per share. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group commented, “We ended 2022 extending our strong record of organic growth with quarterly revenue and Adjusted EBITDA reflecting another quarter of solid growth in our established markets and the continued strong ramp up of our North American operations. Fourth quarter 2022 revenue more than doubled year over year to $21.3 million, while our high-margin operating model helped drive a 202% increase in Adjusted EBITDA to $6.9 million. The fourth quarter results reflect a nearly 200% year-over-year and 21% quarterly sequential increase in new depositing customers to 82,000. Our investments in expanding our team, technology, and our portfolio of performance marketing websites continue to drive highly efficient and effective customer acquisition for online gambling operators. These factors, combined with our expansion into five new North American markets last year, helped drive an 81% increase in 2022 full year revenue to $76.5 million, a 31% improvement in Adjusted EBITDA to $24.1 million, and Free Cash Flow of $9.5 million.

“Gambling.com Group’s 364% year-over-year increase in fourth quarter North American revenue to $10.0 million reflects the continued benefit from strong performance in our newest markets, including solid results from our November launch in Maryland. Further, we have seen great performance out of the gate from our Ohio launch in January and our launch in Massachusetts earlier this month. Complementing our North American growth, we also continue to demonstrate the value and benefits of our performance marketing platform in the U.K. and Ireland, where we have operated for nearly ten years, as we generated a 54% year-over-year revenue growth to $8.1 million, an all-time record for the fourth consecutive quarter.

“Gambling.com Group is positioned for continued growth in 2023 and beyond as we strategically leverage our technology and portfolio of websites which this year will include the launch of the brand new Casinos.com website. Our previously announced media partnerships with McClatchy and Gannett also position us to further deliver on our growth expectations and for our clients. We expect to generate strong organic growth in 2023 despite no current expectations for any additional North American markets coming online. By leveraging our high-yielding operating model to drive consistent profitability, we are confident that the Company can continue to drive near- and long-term growth and further enhance value for our shareholders.”
Fourth Quarter 2022 and Recent Business Highlights

•North American revenue grew 364% to $10.0 million
•Delivered more than 82,000 new depositing customers
•Successfully launched operations in Maryland
•Acquired ultra-premium domain name Casinos.com
•Repurchased 38,708 ordinary shares for an average price of $8.98 per share
•Won the EGR Sports Affiliate of the Year award
•Since the start of the year, launched operations in Ohio and Massachusetts
•In February, entered into a strategic media partnership with Gannett Co., Inc., publisher of USA TODAY

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Our leading technology, domain names and websites, successful entry into new markets, and strong value proposition to our customers drove a more than 133% increase in new depositing customers in 2022, and yet another year of industry-leading revenue growth with continued strong profitability and cash generation. Looking ahead, we remain committed to delivering profitable growth and consistent positive operating cash flow. With our strong operating cash-flow and balance sheet, we have the financial flexibility to continue making return-focused investments in our business to deliver increased scale and attractive top-line and cashflow growth – all while maintaining strong profitability.”
2023 Outlook

The Company initiates full year 2023 guidance for revenue of $93 million to $97 million, and for Adjusted EBITDA of $32 million to $36 million. The Company’s guidance assumes:

•No anticipation of going live in any additional North American markets for the balance of 2023
•No benefit from any new acquisitions
•New investments throughout 2023 for the development of Casinos.com as well as to service media partners including Gannett
•An average EUR/USD exchange rate of 1.075 throughout 2023.
Conference Call Details

Date/Time:	Thursday, March 23, 2023, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/gamb20230323/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	+1-201-389-0918
To access, please dial in approximately 10 minutes before the start of the call. An accompanying slide presentation will be available within the "News & Events" section of the Company’s website. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.
###
For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Norberto Aja, JCIR, GAMB@jcir.com, 212-835-8500
Media: Jennifer Arapoff, Gambling.com Group, media@gdcgroup.com
Jordan Bieber, 5W Public Relations, gdc@5wpr.com
About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the "Group:) is a multi-award-winning performance marketing company and a leading provider of digital marketing services active in the online gambling industry. Founded in 2006, the Group has offices globally, primarily operating in the United States and Ireland. Through its proprietary technology platform, the Group publishes a portfolio of premier branded websites including Gambling.com, Bookies.com and RotoWire.com. Gambling.com Group owns and operates more than 50 websites in seven languages across 15 national markets covering all aspects of the online gambling industry, including iGaming and sports betting, and the fantasy sports industry.
Use of Non-IFRS Measures
This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to our belief of our ability to perform at the start of new U.S. state launches, the success of our media partnerships, the success of our new domains, repurchase of ordinary shares, and our 2023 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) on March 23, 2023, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three months ended December 31, 2022 and 2021 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency		Reporting Currency			Constant Currency
	Three Months Ended December 31,		Change	Three Months Ended December 31,	Change	Year Ended December 31,		Change	Year Ended December 31,	Change
	2022	2021	%	2021	%	2022	2021	%	2021	%

Revenue	21,349	10,291	107%	9,188	132%	76,507	42,323	81%	37,746	103%
Cost of sales	(629)	—	100%	—	100%	(2,959)	—	100%	—	100%
Gross profit	20,720	10,291	101%	9,188	126%	73,548	42,323	74%	37,746	95%
Sales and marketing expenses	(9,401)	(4,632)	103%	(4,135)	127%	(33,740)	(14,067)	140%	(12,546)	169%
Technology expenses	(2,208)	(1,190)	86%	(1,062)	108%	(6,764)	(3,947)	71%	(3,520)	92%
General and administrative expenses	(5,201)	(3,877)	34%	(3,461)	50%	(19,519)	(13,014)	50%	(11,607)	68%
Movements in credit losses allowance and write-offs	102	31	229%	28	264%	(796)	97	(921)%	87	(1015)%
Fair value movement on contingent consideration	(4,317)	—	100%	—	100%	(10,852)	—	100%	—	100%
Operating profit	(305)	623	(149)%	558	(155)%	1,877	11,392	(84)%	10,160	(82)%
Finance income	—	1,145	(100)%	780	(100)%	2,322	2,581	(10)%	2,302	1%
Finance expenses	(4,434)	(457)	870%	(166)	2571%	(1,299)	(1,809)	(28)%	(1,613)	(19)%
Income before tax	(4,739)	1,311	(461)%	1,172	(504)%	2,900	12,164	(76)%	10,849	(73)%
Income tax (charge) credit	330	(444)	(174)%	(396)	(183)%	(510)	289	(276)%	258	(298)%
Net income for the period attributable to shareholders	(4,409)	867	(609)%	776	(668)%	2,390	12,453	(81)%	11,107	(78)%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	9,095	(1,825)	(598)%	(1,629)	(658)%	(4,793)	(4,812)	0%	(4,292)	12%
Total comprehensive income (loss) for the period attributable to shareholders	4,686	(958)	(589)%	(853)	(649)%	(2,403)	7,641	(131)%	6,815	(135)%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	DECEMBER 31, 2022	DECEMBER 31, 2021
ASSETS
Non-current assets
Property and equipment	714	569
Right-of-use assets	1,818	1,465
Intangible assets	88,521	25,419
Deferred compensation cost	29	—
Deferred tax asset	5,832	7,028
Total non-current assets	96,914	34,481
Current assets
Trade and other receivables	12,222	5,497
Inventories	75	—
Cash and cash equivalents	29,664	51,047
Total current assets	41,961	56,544
Total assets	138,875	91,025
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	63,723	55,953
Treasury shares	(348)	—
Share options and warrants reserve	4,411	2,442
Foreign exchange translation reserve	(7,075)	(2,282)
Retained earnings	26,398	23,796
Total equity	87,109	79,909
Non-current liabilities
Other payables	290	—
Deferred consideration	4,774	—
Contingent consideration	11,297	—
Lease liability	1,518	1,286
Deferred tax liability	2,179	—
Total non-current liabilities	20,058	1,286
Current liabilities
Trade and other payables	6,342	3,291
Deferred income	1,692	—
Deferred consideration	2,800	—
Contingent consideration	19,378	—
Other liability	226	—
Borrowings and accrued interest	—	5,944
Lease liability	554	393
Income tax payable	716	202
Total current liabilities	31,708	9,830
Total liabilities	51,766	11,116
Total equity and liabilities	138,875	91,025

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2022	2021	2022	2021

Cash flow from operating activities
Income before tax	(4,739)	1,311	2,900	12,164
Finance (income) expenses, net	4,434	(688)	(1,023)	(772)
Adjustments for non-cash items:
Depreciation and amortization	1,401	600	6,959	2,401
Movements in credit loss allowance and write-offs	(102)	(31)	796	(97)
Fair value movement on contingent consideration	4,317	—	10,852	—
Share option charge	814	529	3,214	1,995
Warrants repurchased	—	—	(800)	—
Income tax paid	(628)	(807)	(1,444)	(2,092)
Other	—	—	—	70
Cash flows from operating activities before changes in working capital	5,497	914	21,454	13,669
Changes in working capital
Trade and other receivables	(907)	193	(5,838)	(549)
Trade and other payables	1,673	70	3,214	877
Inventories	(75)	—	(75)	—
Cash flows generated by operating activities	6,188	1,177	18,755	13,997
Cash flows from investing activities
Acquisition of property and equipment	—	(78)	(330)	(305)
Acquisition of intangible assets	(5,824)	(2,910)	(8,958)	(5,269)
Acquisition of subsidiaries, net of cash acquired	—	—	(23,411)	—
Cash flows used in investing activities	(5,824)	(2,988)	(32,699)	(5,574)
Cash flows from financing activities
Issue of ordinary shares	—	—	—	39,060
Equity issue costs	—	—	—	(3,150)
Treasury shares acquired	(348)	—	(348)	—
Repayment of borrowings	(6,000)	—	(6,000)	—
Interest paid	(99)	(124)	(458)	(509)
Principal paid on lease liability	(75)	(66)	(315)	(225)
Interest paid on lease liability	(47)	(45)	(189)	(188)
Cash flows (used in) generated by financing activities	(6,569)	(235)	(7,310)	34,988
Net movement in cash and cash equivalents	(6,205)	(2,046)	(21,254)	43,411
Cash and cash equivalents at the beginning of the period	35,092	53,160	51,047	8,225
Net foreign exchange differences on cash and cash equivalents	777	(67)	(129)	(589)
Cash and cash equivalents at the end of the period	29,664	51,047	29,664	51,047

Earnings Per Share
Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income (Loss) for the period specified (USD in thousands, except share amounts, unaudited):

	Three Months Ended December 31,		Reporting Currency Change	Constant Currency Change	Year Ended December 31,		Reporting Currency Change	Constant Currency Change
	2022	2021	%	%	2022	2021	%	%
Net income for the period attributable to shareholders	(4,409)	867	(609)%	(668)%	2,390	12,453	(81)%	(78)%
Weighted-average number of ordinary shares, basic	36,467,603	33,806,422	8%	8%	35,828,204	30,886,559	(16)%	(16)%
Net income per share attributable to shareholders, basic	(0.12)	0.03	(500)%	(700)%	0.07	0.40	(83)%	(81)%

Net income for the period attributable to shareholders	(4,409)	867	(609)%	(668)%	2,390	12,453	(81)%	(78)%
Weighted-average number of ordinary shares, diluted	38,242,898	36,712,375	4%	4%	38,212,108	33,746,536	(13)%	(13)%
Net income per share attributable to shareholders, diluted	(0.12)	0.02	(700)%	(700)%	0.06	0.37	(84)%	(82)%
Supplemental Information
Rounding
We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.
EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin
EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.
Below is a reconciliation to EBITDA, Adjusted EBITDA from net income for the period attributable to the equity holders as presented in the Consolidated Statements of Comprehensive Income (Loss) and for the period specified:

	Three Months Ended December 31,		Reporting Currency Change	Constant Currency Change	Year Ended December 31,		Reporting Currency Change	Constant Currency Change
	2022	2021	%	%	2022	2021	%	%
	(in thousands USD, unaudited)				(in thousands USD, unaudited)
Net income for the period attributable to shareholders	(4,409)	867	(609)%	(668)%	2,390	12,453	(81)%	(78)%
Add back (deduct):
Interest expenses on borrowings and lease liability	150	164	(8)%	3%	646	668	(3)%	8%
Income tax charge (credit)	(330)	444	(174)%	(183)%	510	(289)	(276)%	(298)%
Depreciation expense	43	52	(17)%	(7)%	190	176	8%	21%
Amortization expense	1,358	548	148%	178%	6,769	2,225	204%	241%
EBITDA	(3,188)	2,075	(254)%	(272)%	10,505	15,233	(31)%	(23)%
Share option charge	814	529	54%	72%	3,214	1,995	61%	81%
Fair value movement on contingent consideration	4,317	—	100%	100%	10,852	—	100%	100%
Unwinding of deferred consideration	77	—	100%	100%	325	—	100%	100%
Foreign currency translation gains (losses), net	4,293	(874)	(591)%	(650)%	(2,097)	(1,540)	36%	53%
Other finance results	(86)	22	(491)%	(530)%	103	100	3%	16%
Accounting and legal fees related to offering	—	—	—%	0%	—	963	(100)%	(100)%
Employee bonuses related to the offering	—	—	—%	0%	—	1,085	(100)%	(100)%
Acquisition related costs (1)	—	520	(100)%	100%	539	520	4%	16%
Employees' bonuses related to acquisition	628	—	100%	100%	628	—	100%	100%
Adjusted EBITDA	6,855	2,272	202%	323%	24,069	18,356	31%	47%

(1) The acquisition costs are related to the business combinations of the Group.

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency:

	Three Months Ended December 31,		Reporting Currency Change	Constant Currency Change	Year Ended December 31,		Reporting Currency Change	Constant Currency Change
	2022	2021	%	%	2022	2021	%	%
	(in thousands, USD, unaudited)				(in thousands, USD, unaudited)
Revenue	21,349	10,291	107%	132%	76,507	42,323	81%	103%
Adjusted EBITDA	6,855	2,272	202%	323%	24,069	18,356	31%	47%
Adjusted EBITDA Margin	32%	22%			31%	43%
In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. We expect to incur gains or losses related to the contingent consideration and expenses related to the unwinding of deferred consideration and employee bonuses until December 2023. See Note 5 of the consolidated financial statements for the year ended December 31, 2022 for a description of the contingent and deferred considerations associated with our acquisitions.
Below is a reconciliation to Adjusted net income attributable to equity holders and Adjusted net income per share, diluted from net income for the period attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive

Income (Loss) and for the period specified stated in the Company's reporting currency and constant currency, in thousands of USD, except per share data, unaudited:

	Three Months Ended December 31,		Reporting Currency Change	Constant Currency Change	Year Ended December 31,		Reporting Currency Change	Constant Currency Change
	2022	2021	%	%	2022	2021	%	%
Net income for the period attributable to shareholders	(4,409)	867	(609)%	(668)%	2,390	12,453	(81)%	(78)%
Fair value movement on contingent consideration(1)	4,317	—	100%	100%	10,852	—	100%	100%
Unwinding of deferred consideration (1)	77	—	100%	100%	325	—	100%	100%
Employees' bonuses related to acquisition(1)	628	—	100%	100%	628	—	100%	100%
Adjusted net income for the period attributable to shareholders	613	867	(29)%	(21)%	14,195	12,453	14%	28%
Weighted-average number of ordinary shares, basic	36,467,603	33,806,422	8%	118%	35,828,204	30,886,559	16%	16%
Net income per share attributable to shareholders, basic	(0.12)	0.03	(500)%	(700)%	0.07	0.40	(83)%	(81)%
Effect of adjustments for fair value movements on contingent consideration, basic	0.11	0.00	100%	100%	0.30	0.00	100%	100%
Effect of adjustments for unwinding on deferred consideration, basic	0.00	0.00	100%	100%	0.01	0.00	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.01	0.00	100%	100%	0.02	0.00	100%	100%
Adjusted net income per share attributable to shareholders, basic	0.02	0.03	(33)%	—%	0.40	0.40	0%	11%
Weighted-average number of ordinary shares, diluted	38,242,898	36,712,375	4%	4%	38,212,108	33,746,536	13%	13%
Net income per share attributable to ordinary shareholders, diluted	(0.12)	0.02	(700)%	(700)%	0.06	0.37	(84)%	(82)%
Adjusted net income per share attributable to shareholders, diluted	0.02	0.02	—%	—%	0.37	0.37	0%	12%
(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures, or CAPEX.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt service and other obligations or payments made for business acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statement of Cash Flows for the period specified in the Company's reporting currency:

	Three Months Ended December 31,		Change	Year Ended December 31,		Change
	2022	2021	%	2022	2021	%
	(in thousands USD, unaudited)			(in thousands USD, unaudited)
Cash flows generated by operating activities	6,188	1,177	426%	18,755	13,997	34%
Capital Expenditures (1)	(5,824)	(2,988)	(95)%	(9,288)	(5,574)	(67)%
Free Cash Flow	364	(1,811)	(120)%	9,467	8,423	12%
(1) Capital Expenditures are defined as the acquisition of property and equipment and the acquisition of intangible assets, and excludes cash flows related to business combinations.